
SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 2 2006
WASH. D.C.
213

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC FILE NUMBER
8- 28496

### FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the
### Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/05___ AND ENDING ___12/31/05___
           MM/DD/YY                                      MM/DD/YY

## A. REGISTRANT IDENTIFICATION

*Andersen Erik Brechling*

NAME OF BROKER-DEALER:  BRECHLING ANDERSEN SECURITIES
(A Proprietorship)

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3250 WILSHIRE BLVD., SUITE 941
                                    (No. and Street)

| LOS ANGELES | CALIFORNIA | 90010 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ERIK B. ANDERSEN                             213/487-3360
                                    (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, GOODYEAR & HINDS, AN ACCOUNTANCY CORPORATION
                    (Name – if individual, state last, first, middle name)

6700 E. PACIFIC COAST HWY., SUITE 255, LONG BEACH, CA 90803
   (Address)                    (City)                    (State)      (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 3 2006
THOMSON
FINANCIAL

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, _____ ERIK BRECHLING ANDERSEN _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ BRECHLING ANDERSEN SECURITIES _____ , as of _____ DECEMBER 31, _____ , 20 05 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____ NONE _____

GEORGIA F. SHAW
Commission # 1594071
Notary Public - California
Los Angeles County
My Comm. Expires Jul 9, 2009

Signature

ERIK BRECHLING ANDERSEN

OWNER
Title

Notary Public _Georgia F. Shaw_

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CONTENTS

# Goodrich, Goodyear & Hinds

*An Accountancy Corporation*

## INDEPENDENT AUDITORS' REPORT

Brechling Andersen Securities
(A Proprietorship)
Los Angeles, California

We have audited the accompanying statement of financial condition of Brechling Andersen Securities (a proprietorship) as of December 31, 2005, and the related statements of income, changes in proprietor's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Firm's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brechling Andersen Securities (a proprietorship) as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 7-10 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule l7a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Goodrich, Goodyear & Hinds*

Long Beach, California
January 17, 2006

**BRECHLING ANDERSEN SECURITIES**
**(A Proprietorship)**
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

## ASSETS

| | |
|---|---|
| Cash | $ 22,095 |
| NASDAQ stock, at market value | 70,360 |
| Total assets | $ 92,455 |

## LIABILITIES AND PROPRIETOR'S EQUITY

| | |
|---|---|
| Liabilities | $  - |
| Proprietor's equity | 92,455 |
| Total liabilities and proprietor's equity | $ 92,455 |

The accompanying notes are an integral part of these financial statements.

# BRECHLING ANDERSEN SECURITIES
## (A Proprietorship)
## STATEMENT OF INCOME (LOSS) AND CHANGES IN PROPRIETOR'S EQUITY

### YEAR ENDED DECEMBER 31, 2005

| | | |
|---|---:|---:|
| **Revenues:** | | |
| Mutual fund, including trail commissions | | $ 178 |
| Quarterly mutual fund 12B-1 fees | | 2,771 |
| Interest | | 133 |
| Realized and unrealized gains on securities | | 52,008 |
| Total revenues | | 55,090 |
| **Expenses:** | | |
| Rent | $ 6,348 | |
| SIPC assessment | 150 | |
| Other dues and fees | 585 | |
| Telephone | 225 | |
| Professional fees | 10,722 | |
| Total expenses | | 18,030 |
| Net income | | 37,060 |
| Proprietor's equity, beginning of period | | 41,095 |
| Capital contributions | | 14,300 |
| Proprietor's equity, end of period | | $ 92,455 |

The accompanying notes are an integral part of these financial statements.

**BRECHLING ANDERSEN SECURITIES**
**(A Proprietorship)**
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | | $ 37,060 |
| Adjustments to reconcile net income to net cash used by operations: | | |
| Realized/unrealized gain on securities | $(52,008) | |
| Decrease in receivables | 604 | |
| Total adjustments | | (51,404) |
| Net cash used by operating activities | | (14,344) |
| Cash flows from investing activities: | | |
| Proceeds from sale of securities | 10,948 | |
| Net cash from investing activities | | 10,948 |
| Cash flows from financing activities: | | |
| Proprietor's capital contributions | 14,300 | |
| Net cash provided by financing activities | | 14,300 |
| Net increase in cash | | 10,904 |
| Cash at beginning of period | | 11,191 |
| Cash at end of period | | $ 22,095 |

The accompanying notes are an integral part of these financial statements.

## (1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Nature of Business

Brechling Andersen Securities is a proprietorship and registered as a broker/dealer maintaining its only office in Los Angeles, California. The Firm is subject to a minimum net capital requirement of $5,000 pursuant to SEC Rule 15c3-1. The Firm operates pursuant to the (k)(1) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. The Firm's business consists solely of mutual funds generated from customers located in Southern California.

### Method of Accounting

The Firm maintains its records on the accrual basis of accounting.

### Income Taxes

The proprietorship itself is not a taxpaying entity for purposes of federal and state income taxes. Such taxes of the proprietor are computed on his total income from all sources and, accordingly, no provision for income taxes is made in these statements.

### SIPC

The SIPC assessment has been determined fairly in accordance with applicable instructions and was remitted timely.

### Cash Equivalents

For purposes of the statement of cash flows, the Firm considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

### NASDAQ Stock

The Firm's NASDAQ stock is being held for sale and is carried at market value with the change in value recorded as earnings in the current period.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

## (2)  RENTAL OF FACILITIES

The Firm occupies space under a month-to-month agreement.  Total rent for 2005 amounted to $6,348.

## (3)  NET CAPITAL

The Firm is subject to a $5,000 minimum capital requirement pursuant to SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2005, the net capital was $73,985, which exceeded minimum net capital by $68,985.  The aggregate indebtedness to net capital ratio was not applicable because there was no aggregate indebtedness at that date.

**BRECHLING ANDERSEN SECURITIES**
**(A Proprietorship)**
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2005

| | | |
|---|---|---|
| Total equity from statement of financial condition | | $ 92,455 |
| Less non-allowable assets | | - |
| Net capital before haircuts | | 92,455 |
| Haircuts: | | |
| 15% haircut on NASDAQ stock (NDAQ) | $ (10,554) | |
| Undue concentration | (7,916) | |
| Total haircuts | | (18,470) |
| Net capital | | $ 73,985 |

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital required | $ 5,000 |
| Net capital from above | $ 73,985 |
| Excess net capital | $ 68,985 |

## COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Total liabilities | $ - |
| Ratio of aggregate indebtedness to net capital | N/A |
| Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | N/A |

# BRECHLING ANDERSEN SECURITIES
## (A Proprietorship)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

## DECEMBER 31, 2005

Not Applicable – The Firm is not required to prepare a Computation of Reserve Requirement pursuant to Rule 15c3-3 as it is a Proprietorship dealing solely in Mutual Funds transacted directly with the Fund. The Firm does not receive or deliver customer funds or securities and is exempt pursuant to Paragraph (k) (1) of the Rule.

**BRECHLING ANDERSEN SECURITIES**
**(A Proprietorship)**
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2005

The Firm is not subject to the requirements of Rule 15c3-3 Customer protection – reserves and custody of securities with respect to physical possession or control as set forth in the rule as it does not receive or hold funds or securities.

# BRECHLING ANDERSEN SECURITIES
## (A Proprietorship)
RECONCILIATION OF NET CAPITAL

DECEMBER 31, 2005

| | |
|---|---|
| Net capital per unaudited Focus Report Part IIA | $ 81,901 |
| Adjustments: | |
| Additional haircut due to undue concentration | (7,916) |
| Net capital as reported in audited financial statements | $ 73,985 |

The computation of net capital in the unaudited Part IIA filing differs from the audited net capital as noted above. While such difference is material, the Firm is in compliance with the minimum net capital requirement.

# Goodrich, Goodyear & Hinds
*An Accountancy Corporation*

<u>REPORT ON THE INTERNAL CONTROL STRUCTURE</u>

Brechling Andersen Securities
(A Proprietorship)
Los Angeles, California

In planning and performing our audit of the financial statements and supplemental schedules of Brechling Andersen Securities (a proprietorship) for the year ended December 31, 2005, we have considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Firm, including tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness and net capital pursuant to Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Firm in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Firm is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of the report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Long Beach, California
January 17, 2006